First Defiance Financial Corporation

October 28, 2009

Mr. Amit Pande, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	First Defiance Financial Corp.
Form 10-K for Fiscal Year Ended December 31, 2008
File Number 000-26850

Dear Mr. Pande:

The following is provided in response to your comment letter dated October 20th, 2009. To assist your review, we have retyped the text of the Staff’s comments and provided our response below each comment.

Form 10-Q, filed on August 10, 2009

Note 9 Investment Securities, page 24

1.	We note the table presented in your response to comment seven from our letter dated August 27, 2009. We also note from your press release dated October 19, 2009, filed as an exhibit to Form 8-K filed October 20, 2009, that you recorded an other than temporary impairment charge of $994,000 during the quarter ended September 30, 2009. Please provide us with this table as of September 30, 2009 and provide a qualitative discussion clearly explaining the reasons for the additional other-than-temporary impairment charge recorded during the quarter then ended.

Response:	Below is the table as of September 30, 2009 in the same format as provided to you in our response to your letter dated August 27, 2009. Below the table, discussion is provided explaining reasons for the additional OTTI.

The following table provides additional information related to our trust preferred securities as of September 30, 2009 (dollars in thousands):

Deal	Class	Book Value	Fair Value	Unrealized Loss	Realized Losses 2009	Lowest Rating	Current Number of Banks and Insurance Companies	Actual Deferrals and Defaults as a % of Current Collateral	Expected Deferrals and Defaults as a % of Remaining Performing Collateral	Excess Sub-ordination as a % of Current Performing Collateral
Preferred Term VI	Mezz	$243	$170	$(73)	$(15)	Caa1	5	54.40%	0.75%	—%

TPREF Funding II	B	751	295	(456)	(243)	Caa3	23	28.04%	23.27%	—

Alesco VIII*	D-1	0	0	—	(1,000)	Ca	*	*	*	*

Alesco Preferred Funding XVI	C	171	30	(141)	(244)	Ca	38	25.85%	26.71%	—

Alesco Preferred Term Sec XVII	C-1	414	29	(385)	(586)	Ca	40	25.57%	28.74%	—

I-Preferred Term Sec I	B-1	1,000	504	(496)	—	B+	15	9.04%	18.07%	24.20%

Dekania II CDO	C-1	989	480	(509)	—	BB+	38	—	15.46%	28.99%

Alesco Preferred Funding XII	C-1	822	200	(622)	(34)	Ca	71	19.47%	21.47%	—

Preferred Term Sec XXVII	C-1	952	169	(783)	—	Ca	37	20.02%	21.75%	0.03%

Trapeza CDO I*	D	0	0	—	(369)	Ca	*	*	*	*

Alesco Preferred Funding VIII*	D-1	0	0	—	(25)	Not Rated	*	*	*	*

Alesco Preferred Funding IX*	I/O	0	0	—	(25)	Not Rated	*	*	*	*

Total		$5,342	$1,877	$(3,465)	$(2,541)

*	These securities have been written down to a book value of zero and have no underlying collateral support.

The increase in OTTI in the third quarter of 2009 was the result of a significant deterioration in the performance of the underlying collateral. Specifically, depreciation was driven by both realized credit events (i.e. defaults and deferrals) and weakening credit fundamentals in some of the performing collateral, which led to an increased probability of default going forward. Taken together, this collateral decay resulted in an increase in our assumed average lifetime default rate from 32.3% at the end of the second quarter to a rate of 34.5% at the end of the third quarter.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

2.

We note your response to comment eight from our letter dated August 27, 2009, which includes a qualitative discussion of significant provision for loan loss activity for certain credits during the second quarter of 2009. We also note your disclosure on page 15 relating to your use of appraisals for impaired collateral dependent loans. Please tell us how you considered the use of appraisals for impaired collateral dependent loans. Please tell us how you considered the use of appraisals for these credits for which you recorded specific reserves during the second quarter of 2009. Additionally, please tell us and revise future filings beginning with your 10-Q for the period ended September 30, 2009 to discuss your accounting policies and procedures relating to your use of appraisals when the loan is originated and subsequent interim periods differentiating between when the loan is performing and when it becomes non-performing (non-accrual/impaired). For each of these loan stages, please address the following:

•	How and when you obtain updated third party appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provisions and charge-offs;

•	Whether you have recorded any adjustments to appraisals received and the reasons why, if applicable;

•

The typical timing surrounding the recognition of a loan as non-performing, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and

•

How you account for any partially charged-off collateral dependent loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc).

Response:	We will revise future filings to include a discussion of accounting policies and procedures relating to the use of appraisals at time of origination and performing and subsequent interims periods if and when it becomes non-performing.

Bullet One:

We require an appraisal that is less than one year old for all new collateral dependent real estate loans, and all renewed collateral dependent real estate loans where new money is extended. The appraisal process is handled by the Credit Department, which selects the appraiser and orders the appraisal. Our loan policy prohibits the account officer from talking or communicating with the appraiser to insure that the appraiser is not influenced by the account officer in any way in making their determination of value.

We generally do not require updated appraisals for performing loans unless new money is requested by the borrower.

When a collateral dependent loan is downgraded to classified status, we review the most current appraisal on file and if necessary, based on our assessment of the appraisal, such as age, market, etc, we will discount this amount to a more appropriate current value based on inputs from lenders and realtors. We then discount this amount further by our estimation of the carrying and selling costs. Finally, we assess whether there is any collateral short fall, considering guarantor support, and determine if a reserve is necessary.

When a collateral dependent loan moves to non-performing status, we require a new third party appraisal and adjust the reserve as necessary based upon the new appraisal and our estimate of costs to liquidate the collateral. All properties that are moved into the Other Real Estate Owned category are supported by current appraisals, and the value we carry them at in OREO is the appraised value less our estimate of the liquidation costs.

Bullet Two:

We do not adjust any appraisals upward without written documentation of this valuation change from the appraiser. When setting reserves on classified loans, we discount appraisal values downward based upon our experience with liquidating similar properties.

Bullet Three:

All collateral dependent loans over 90 days past due and or on non-accrual as well as all Troubled Debt Restructured collateral dependent loans are classified as non-performing loans. Non-performing status automatically occurs in the month in which the 90 day delinquency occurs. For Troubled Debt Restructured collateral dependent loans, the loans are put into non-performing status in the month in which the restructure occurs.

As stated above, once a collateral dependent loan is identified as non-performing, we require an appraisal. Troubled Debt Restructure collateral dependent loans receive an appraisal as part of the restructure credit decision.

Appraisals are received within approximately 30 days after they are requested. The Loan Loss Reserve Committee reviews each new appraisal and makes any necessary adjustment to the reserve, as described in response to Bullet One above, at its meeting prior to the end of each quarter.

Bullet Four:

Any partially charged-off collateral dependent loans are considered non-performing, and as such, would need to show an extended period of time with satisfactory payment performance as well as cash flow coverage capability supported by current financial statements before we would consider an upgrade to performing status. If the loan maintains a rate at restructuring that is lower than the market rate for similar credits, the loan will remain classified as a Troubled Debt Restructuring until such time as it is paid off or restructured at prevailing rates and terms. We would consider moving the loan to an accruing status after 6 months of satisfactory payment performance.

For loans where we determine that an updated appraisal is not necessary, we use other means to verify the value of the real state, such as recent sales of similar properties on which we had loans as well as calls to appraisers, brokers, realtors, and investors. We monitor and track our reserves quarterly to determine accuracy. Based on these results, changes may occur in the processes we use. The recent analysis indicates that we are within our target range of the ultimate losses on liquidated loans being on average within 10% of the specific reserves established for these loans.

Loan modifications constitute a Troubled Debt Restructuring if the Bank for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that it would not otherwise consider. For loans that are considered Troubled Debt Restructurings, we either compute the present value of expected future cash flows discounted at the original loan’s effective interest rate or, as a practical expedient, we may measure impairment based on the observable market price of the loan or the fair value of the collateral even though Troubled Debt Restructurings are not expected to be deemed collateral dependent. The difference between the carrying value and fair value of the loan is recorded as a valuation allowance.

3.	As a related matter and to the extent that you do not obtain appraisals on a regular basis, please provide us with a detailed explanation of the procedures you perform in between the receipt of updated appraisals (i.e. internal valuations, broker price opinions, etc.) to ensure that your collateral dependent loans are valued appropriately on a periodic basis. To further help in our understanding in this regard, for the certain credits discussed in your response to comment eight from our letter dated August 27, 2009, please tell us what specific procedures were performed to determine the fair value of the collateral and the resulting specific reserve recorded during the quarter ended June 30, 2009.

Response:	Below are the six credits discussed in our response letter dated September 15, 2009. The credits flow in the same sequential order as discussed in our response letter and form 10-Q.

The Company reviews all classified credits on at least a quarterly basis. When information is obtained that indicates a loan is impaired, the Company analyzes all available information at that time and records a specific reserve if required. If, based on policy and procedures, a new appraisal is required; the credit administration department orders an appraisal. The Company does not wait until the appraisal is received to make adjustments if, in the view of management, a loan is impaired during a reporting period. The Company will review the appraisal and the value when received and make adjustments accordingly. If the appraisal is received prior to the filing of quarterly reports, we will reflect any material adjustments in the prior period to reflect the period that the credit became impaired or in which further value deterioration occurred.

Credit #1: The loan is partially secured by inventory of manufactured homes. These homes were viewed and valued in June 2009 by another manufactured home dealer. The dealer, whom the bank feels is an expert in this field, valued the collateral at just under $550,000. With this information, management deemed it necessary for the specific reserve.

Credit #2: A specific reserve was recorded on this loan due to the fact that the bank was made aware in May 2009 that the hotel lost its franchise flag with Days Inn. The bank had to advance taxes that were delinquent in order to protect the collateral. At that time the bank was looking to foreclose and the reserve is a result of an estimate of the costs associated with a foreclosure.

Credit #3: These loans are secured by various single family rental units. Vacancies are increasing and the properties were going to be auctioned. The bank consulted with a local auctioneer during the second quarter of 2009, who is familiar with the market, and determined that the homes were valued at approximately $255,000 less than the loan balances. With this information, management deemed it necessary for the specific reserve.

Credit #4: These loans are secured by investment real estate in northwest Ohio and Florida. Based on continued communication during the second quarter of 2009 with local realtors in this market, it was determined that the Florida properties have been significantly impacted by declining property values and, therefore, an internal decision was made to put a specific reserve on this relationship.

Credit #5: The bank was made aware during the second quarter of 2009 that the car washes were not being managed effectively. Therefore, after the loans became delinquent, the bank anticipated taking the collateral. The reserve was established based on a conservative discount of the collateral and the fact that there would be carrying and selling costs.

Credit #6: The reserve was added to this credit based on feedback from the borrower in the second quarter of 2009 that he was not going to use his retirement assets to cover the loan payments as previously thought. The real estate was discounted heavily due to the real estate market to determine the amount of reserve needed.

From 8-K filed October 20, 2009

4.	We note your disclosure that during the quarter ended September 30, 2009 your provision for loan losses increased to $8.1M as compared to $4.0M during the quarter ended June 30, 2009. We further note that your non performing loans stayed fairly constant at September 30, 2009 compared to June 30, 2009. You state that the increase in provision is the result of the continued environment of high unemployment and continued uncertainty of the commercial and commercial real estate market, which has resulted in your decision to build general reserves. Please tell us and revise your future filings beginning with your Form 10-Q for the period ended September 30, 2009 to provided enhanced quantitative (i.e. Guide 3 asset quality and allowance for loan loss disclosures) and qualitative disclosures that clearly bridge the gap between your observed changes in economic environment (i.e. identify the specific events that occurred or recent information you obtained) and the resulting increase in the general reserve during the quarter.

Response:	We have provided in this letter and will revise future filings to include enhanced quantitative and qualitative disclosures regarding any changes in the economic environment as well as the additional information provided in our response on September 15, 2009.

Provision for Loan Losses.

The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level which, in management’s best estimate, is necessary to absorb probable credit losses within the existing loan portfolio. The allowance for loan loss is made up of two basic components. The first component is the specific allowance in which the company sets aside reserves based on the analysis of individual credits. We analyze all loans on our classified and special mention lists and we make judgments about the risk of loss based on the cash flow of the borrower, the value of any collateral, and the financial strength of any guarantor in determining the amount of impairment and the specific reserve we record. The second component is the general reserve. The general reserve is used to record loan loss reserves for groups of homogenous loans in which we estimate the losses incurred in the portfolios based on historical charge offs rates, economic factors both on a market and national basis, environmental factors and regulatory factors. The overall allowance for loan loss increased $ 5.4 million in the third quarter. The specific reserve component increased $1.8 million and the general reserve component increased $3.6 million. The provision for loan losses was $8.1 million in the third quarter of 2009 compared to $4.9 million for the third quarter of 2008. The $8.1 million provision was related to increases in the specific reserve of $1.8 million and net charge-offs of $1.5 million for a total provision of $3.3 million related to the specific reserve and increases in the general reserve of $3.6 million and net charge-offs of $1.2 million for a total provision of $4.8 million related to the general reserve. The increase in the general reserve and the corresponding increase in the provision relating to the charge were made up of several components. The largest cause of the increase in the general reserve component was an increase this quarter in the qualitative factors in light of the continued unemployment, declining real estate values and sustained economic weakness in the Midwest as well as consideration of regulatory factors, which increased the required general reserve amount by approximately $3.6 million. The change was due to an increase of $214,000 as a result of loan growth, $1.2 million due to changes in the economic and environmental factors and $2.2 million due to changes in the regulatory factors. The company reviews its allowance for loan losses in detail quarterly to determine if any adjustments in the risk factors are needed based on noted changes during the quarter.

Charge-offs for the third quarter of 2009 were $2.8 million and recoveries of previously charged off loans totaled $146,000 for net charge-offs of $2.6 million. By comparison, $2.3 million of charge-offs were recorded in the 2008 third quarter and $101,000 of recoveries were realized for net charge-offs of $2.2 million. As a percentage of average loans, annualized net charge-offs were 0.66% for the third quarter of 2009 compared to 0.55% in the same period of 2008.

Non-performing assets, which include non-accrual loans, accruing restructured loans and real estate owned, increased to $49.4 million at September 30, 2009 from $30.3 million at September 30, 2008 and from $41.3 million at December 31, 2008. Non-performing assets and asset quality ratios for First Defiance were as follows at September 30, 2009 and December 31, 2008:

	September 30, 2009	December 31, 2008

	(in thousands)
Non-accrual loans	$35,490	$28,017
Restructured loans, accruing	4,574	6,250

Total non-performing loans	$40,064	$34,267
Real estate owned (REO)	9,352	7,000

Total non-performing assets	$49,416	$41,267

Allowance for loans losses as a percentage of total loans	1.92%	1.52%
Allowance for loan losses as a percentage of non-performing assets	63.23%	59.59%
Allowance for loan losses as a percentage of non-performing loans	78.00%	71.77%
Total non-performing assets as a percentage of total assets	2.45%	2.11%
Total non-performing loans as a percentage of total loans	2.43%	2.09%

Of the $35.5 million in non-accrual loans, $6.1 million were 1-4 family residential loans, $28.8 million were commercial or commercial real estate loans and $0.6 million were home equity or consumer loans.

First Federal Bank’s Asset Review Committee meets monthly to review the status of work-out strategies for all criticized relationships, which include all non-accrual loans. Based on such factors as anticipated collateral values in liquidation scenarios, cash flow projections, assessment of net worth of guarantors and all other factors which may mitigate risk of loss, the Asset Review Committee makes recommendations regarding required allowances and proposed charge-offs which are approved by the Senior Loan Committee (in the case of charge-offs) or the Loan Loss Reserve Committee (in the case of specific allowances). At September 30, 2009 the specific allowance for loan losses recorded against the $28.8 million of non-accrual commercial and commercial real estate loans totaled $6.1 million. In management’s opinion, the allowance for loan losses is adequate. The allowance for loan losses at September 30, 2009 was $31.2 million compared to $24.6 million at December 31, 2008.

An $8.1 provision expense was recorded for the third quarter of 2009. In light of the continued environment of high unemployment, declining real estate values and sustained economic weakness in the Midwest, management feels it is prudent to build our general loan loss reserves. Out of the fifteen counties that represent the footprint of the Company, only one County in Ohio, Ottawa, seen an improvement in its unemployment rate in 2009. The following are the unemployment rates for August 2009 and December 2008. August 2009 was the latest available information consistently provided for Ohio, Michigan and Indiana. The unemployment rates in August 2009 for the following counties in Ohio were; Allen 11.1%, Defiance 13.1%, Fulton 13.2%, Hancock 10.3%, Henry 12.0%, Lucas 12.4%, Ottawa 11.5%, Paulding 13.2%, Putnam 10.2%, Seneca 12.9%, Williams 15.9%, Wood 11.1%, compared to December 2008 in Allen 9.1%, Defiance 9.6%, Fulton 10.5%, Hancock 7.8%, Henry 10.6%, Lucas 10.1%, Ottawa 12.5%, Paulding 9.6%, Putnam 7.6%, Seneca 9.2%, Williams 11.0%, Wood 8.4%. The Company operates in two counties in Michigan, Hillsdale and Lenawee. The unemployment rate in Hillsdale County was 17.8% in August 2009 compared to 13.2% in December 2008 and the unemployment rate in Lenawee County was 16.5% in August 2009 compared to 12.4% in December 2008. The Company operates in one County in Indiana, Allen, which had an unemployment rate of 9.9% in August 2009 compared to 8.1% in December 2008.

Of the $2.8 million charge-offs in the third quarter 2009, $2.2 million were related specifically to eight credit relationships. Of the $1.2 million commercial real estate charge-offs, $989,000 or 86% related to those credit relationships. Of the $658,000 in commercial charge-offs, $627,000 or 95% related to those credit relationships.

Significant provisions for loan losses were recorded in the third quarter of 2009 on the following credits;

-

A relationship totaling $3.38 million in loans secured by all business assets of a trucking company including titled trucks and trailers. These loans were originated in July of 2006 in the lower region of Michigan. These loans were part of the March 2008 acquisition of Pavilion Bancorp. In the third quarter of 2009, a $500,000 specific reserve has been allocated to the allowance for this credit as a result of the company’s financial results received through June 2009. In receipt of this information, management decided to lower the value of collateral as a best estimate to the true value of the collateral. Currently, all account receivables are valued at 80%, inventory, which includes parts and supplies, are valued at 50%, and trucks, trailers and equipment is valued at 70%.

-

A $907,000 individual mortgage loan secured by a home in the lower region of Michigan. This loan was part of the March 2008 acquisition of Pavilion Bancorp. In the third quarter of 2009, a $453,000 specific reserve has been allocated to the allowance for this credit based on a realtor’s opinion of value.

-

A relationship of 6 loans to one borrower totaling $1.11 million secured by investment properties in northwest Ohio and Florida. These loans were originated between December 2003 and July 2008. Due to the falling market, the loans are under collateralized and, during the third quarter of 2009, a $400,000 specific reserve has been allocated to the allowance for this credit for a total reserve on this relationship of $600,000. The specific reserve was the result of the lender’s best estimate of value and then discounted using 80% of the lender’s estimate. A new appraisal has been ordered and will be reviewed when received and make any adjustments, if any, accordingly.

-

A relationship of 6 loans totaling $1.63 million secured by commercial rental real estate and all business assets of a medical practice. These loans were originated between July 2002 and September 2007. These loans were part of the March 2008 acquisition of Pavilion Bancorp. Due to loss of tenants and the borrower’s inability to lease the real estate, during the third quarter of 2009, a $313,000 specific reserve was allocated to the allowance for this credit for a total reserve on this relationship of $597,000. The specific reserve was the result of lowering the value on the old appraisal, done in October 2004, from 60% to 53% of the old appraised value. This is management’s best estimate with the current information. A new appraisal has been ordered and will be reviewed when received and adjustments, if any, will be made accordingly.

-

A relationship of 3 loans totaling $3.56 million in loans, a majority of which is secured by equipment. The borrowers main line of business is in commercial and residential cement/masonry, foundations and driveways in Southeastern Michigan. These loans were originated between September 2004 and March 2008. These loans were part of the March 2008 acquisition of Pavilion Bancorp. Due to a slowing of the economy in the Michigan area, the borrower’s inability to produce sufficient cash flow, and the decline in collateral values, during the third quarter of 2009, a $250,000 specific reserve has been allocated to the allowance for this credit. Because of the continued deterioration in Southeastern Michigan, management’s best estimate was to reduce the collateral value of the equipment to 60%. This equipment was appraised by an independent third party in February 2009.

-

A relationship of 4 loans totaling $1.29 million in loans secured by developed lots. These loans were originated between May 2004 and July 2006. Due to lack of lot sales and declining values, during the third quarter of 2009, a $250,000 specific reserve has been allocated to the allowance for this credit. The specific reserve was the result of lowering the estimated lot sales price from approximately $70,000 per lot to $40,000 per lot due to the non-existence of lot sales in the subdivision and an indication of realtor’s value in the third quarter of approximately $40,000 per lot. The value of the lots is management’s best estimate of the current value using best available current data. A new appraisal has been ordered on the subdivision. The new appraisal will be reviewed when received and make any adjustments, if any, will be made accordingly.

The table below is the credit risk profile trend for the last five quarters using the Company’s internally assigned loan grades. This table was created using data required to be compliant with the Company’s reporting on the thrift financial report.

Commercial Real Estate
	3rd Qtr 2009	2nd Qtr 2009	1st Qtr 2009	4th Qtr 2008	3rd Qtr 2008

Grade
Pass	$699,892	$652,690	$653,429	$654,832	$646,998
Special Mention	30,672	38,429	49,246	47,068	47,526
Substandard/Doubtful	71,870	77,517	62,166	53,840	52,152

Total by Exposure	$802,434	$768,636	$764,841	$755,740	$746,676

Commercial
	3rd Qtr 2009	2nd Qtr 2009	1st Qtr 2009	4th Qtr 2008	3rd Qtr 2008

Grade
Pass	$334,527	$340,557	$313,369	$318,950	$316,793
Special Mention	12,479	17,102	21,125	20,959	19,485
Substandard/Doubtful	24,875	24,775	15,576	16,665	17,175

Total by Exposure	$371,881	$382,434	$350,070	$356,574	$353,453

Residential
	3rd Qtr 2009	2nd Qtr 2009	1st Qtr 2009	4th Qtr 2008	3rd Qtr 2008

Grade
Pass	$212,796	$215,379	$217,766	$232,608	$232,334
Special Mention	3,769	4,585	6,052	4,433	7,366
Substandard/Doubtful	17,393	18,036	17,301	14,766	10,544

Total by Exposure	$233,958	$238,000	$241,119	$251,807	$250,244

Construction
	3rd Qtr 2009	2nd Qtr 2009	1st Qtr 2009	4th Qtr 2008	3rd Qtr 2008

Grade
Pass	$50,655	$40,985	$50,434	$72,813	$74,333
Special Mention	2,850	2,850	100	—	—
Substandard/Doubtful	100	835	—	125	1,489

Total by Exposure	$53,605	$44,670	$50,534	$72,938	$75,822

Consumer Financing
	3rd Qtr 2009	2nd Qtr 2009	1st Qtr 2009	4th Qtr 2008	3rd Qtr 2008

Grade
Pass	$36,133	$37,924	$38,589	$40,480	$41,772
Special Mention	—	—	—	—	—
Substandard/Doubtful	283	150	87	532	192

Total by Exposure	$36,416	$38,074	$38,676	$41,012	$41,964

Home Equity and Improvement
	3rd Qtr 2009	2nd Qtr 2009	1st Qtr 2009	4th Qtr 2008	3rd Qtr 2008

Grade
Pass	$148,805	$149,839	$155,221	$160,093	$157,937
Special Mention	—	—	—	—	—
Substandard/Doubtful	1,574	1,374	1,447	1,013	1,055

Total by Exposure	$150,379	$151,213	$156,668	$161,106	$158,992

Total
	3rd Qtr 2009	2nd Qtr 2009	1st Qtr 2009	4th Qtr 2008	3rd Qtr 2008

Grade
Pass	$1,482,808	$1,437,374	$1,428,808	$1,479,776	$1,470,167
Special Mention	49,770	62,966	76,523	72,460	74,377
Substandard/Doubtful	116,095	122,687	96,577	86,941	82,607

Total by Exposure	$1,648,673	$1,623,027	$1,601,908	$1,639,177	$1,627,151

The following table sets forth the activity in First Defiance’s allowance for loan losses during the periods indicated.

	For the Quarter Ended
	3rd 2009	2nd 2009	1st 2009	4th 2008	3rd 2008
	(Dollars in Thousands)
Allowance at beginning of period	$25,840	$25,694	$24,592	$23,445	$20,578
Reserve acquired from Pavilion	—	—	—	—	121
Provision for credit losses	8,051	3,965	2,746	3,824	4,907
Charge-offs:
Residential	744	505	148	369	478
Commercial real estate	1,152	2,066	669	1,480	1,495
Commercial	658	950	702	593	—
Consumer finance	39	83	123	224	73
Home equity and improvement	196	301	130	57	216

Total charge-offs	2,789	3,905	1,772	2,723	2,262
Recoveries	146	86	128	46	101

Net charge-offs	2,643	3,819	1,644	2,677	2,161

Ending allowance	$31,248	$25,840	$25,694	$24,592	$23,445

The following table sets forth information concerning the allocation of First Defiance’s allowance for loan losses by loan categories at the dates indicated.

	September 30, 2009		December 31, 2008		September 30, 2008
	Amount	Percent of total loans by category	Amount	Percent of total loans by category	Amount	Percent of total loans by category
	($ In Thousands)
Residential	$4,825	14.2%	$3,538	15.4%	$3,627	15.4%
Construction	113	3.3	140	4.4	253	4.7
Commercial real estate	16,107	48.6	13,436	46.1	12,657	45.8
Commercial	7,183	22.6	6,351	21.8	5,741	21.7
Consumer	618	2.2	458	2.5	721	2.6
Home equity and improvement	2,401	9.1	669	9.8	446	9.8

	$31,247	100.0%	$24,592	100.0%	$23,445	100.0%

Key Asset Quality Ratio Trends

	3rd Qtr 2009	2nd Qtr 2009	1st Qtr 2009	4th Qtr 2008	3rd Qtr 2008

Allowance for loan losses / loans	1.92%	1.60%	1.62%	1.52%	1.47%

Allowance for loan losses to net charge-offs	1,182.29%	676.62%	1,562.90%	918.64%	1,084.91%

Allowance for loan losses / non-performing assets	63.23%	52.80%	57.73%	59.59%	77.35%

Allowance for loan losses / non-performing loans	78.00%	64.00%	70.06%	71.77%	91.82%

Non-performing assets / loans plus REO	3.03%	3.02%	2.79%	2.54%	1.89%

Non-performing assets / total assets	2.45%	2.42%	2.21%	2.11%	1.58%

Net charge-offs / average loans (annualized)	0.66%	0.96%	0.41%	0.67%	0.55%

By this letter, First Defiance acknowledges that:

(1)	it is responsible for the adequacy and accuracy of the disclosures in the filing: (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) First Defiance may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning our response or the information provided I can be reached at 419-785-2210.

Sincerely,

/s/ Donald P. Hileman
Donald P. Hileman
Chief Financial Officer